EXHIBIT 99.1

TTI Telecom Reports Fourth Quarter and Year-end 2008 Financial Results

                TTI Telecom Revenues Grow 14% in 2008
                Q4 Revenues Decrease 4% Year-over-year
                     Q4 Net Loss $0.13 Per Share

ROSH HA'AYIN, Israel, Feb. 23, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today the results for the fourth quarter and full year ending December 31, 2008.

Total revenues for the fourth quarter were 11.7 million dollars. This compares with 12.2 million in the fourth quarter of 2007, and revenues of 13.2 million in the third quarter of 2008. Total operating expenses were 7.8 million dollars, including a one-time expense of 1.4 million dollars that is attributed to the impairment of goodwill and other assets. The 7.8 amount compares to 6.1 million in the fourth quarter of 2007, and to 7.1 million in the third quarter of 2008.

Operating loss for the quarter was 1.7 million dollars, compared with an operating income of 564 thousand dollars in the fourth quarter of 2007 and an operating loss of 419 thousand dollars in the third quarter of this year. Net loss in the fourth quarter was 2.1 million dollars, or 13 cents per basic and diluted share, compared with a net income of 1.1 million dollars, or 6 cents per basic and diluted share in the fourth quarter of 2007, and a net loss of 1 million dollars or 6 cents per basic and diluted share in the third quarter of 2008.

Turning to our results for the full year, total revenues for the twelve months that ended on December 31, 2008, were 52.3 million dollars. This compares with 45.9 million in 2007. Total operating expenses for 2008 were 29.2 million dollars, compared with 24.2 million dollars a year ago. Operating loss was 1.1 million dollars, compared with an operating income of 626 thousand dollars a year ago. Net loss for the period was 2 million dollars, or 13 cents per basic and diluted share, compared with a net income of 2.9 million, or 15 cents per basic and diluted share in 2007.

As of December 31, 2008, the Company had approximately 25 million dollars in cash and liquid investments. This compares to 25.6 million dollars of cash and liquid assets that the company had on September 31, 2008 and 33.5 million dollars that the company had on December 31, 2007.

With respect to the previously announced internal investigation of the Telesens acquisition, TTI Telecom announces today that its Audit Committee has received the report of the independent investigator. However, the Audit Committee has not yet completed its work or reached any final conclusions. TTI Telecom will provide additional details about the findings and recommendations of the Audit Committee as soon as they are available.

Commenting on the results of the fourth quarter and year end, Meir Lipshes, Chairman and CEO of TTI Telecom, said, "We finished the fourth quarter of 2008 with our Book-to-Bill ratio increasing back to above 1 after being below 1 for the last two quarters. This achievement is especially notable considering the challenging economic situation.

"TTI Telecom, similar to its customers, cannot escape the effects of this economic recession. Influences of this recession are apparent in the slow decision making processes that customers take these days, in the increasing pressure to lower prices and in the increasing difficulty to collect revenue.

"In an effort to keep our Book-to-Bill ratio above 1, TTI Telecom will continue to monitor the market trends while continuing to maintain tight cost controls on all variable expenses."

Conference Call Information:

A conference call has been scheduled for 12:00pm ET today, February 23, 2009, during which management will discuss the Company's performance for the quarter. To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 83144175. For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 83144175. The recording will be available from: 02/23/2009 15:00 to 02/27/2009 23:59. Additionally, the call will be available, two hours after the call's completion, as an MP3 recording at www.tti-telecom.com.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                  TTI TEAM TELECOM INTERNATIONAL LTD.
                         STATEMENTS OF INCOME
 --------------------------------------------------------------------
                    (in thousands of U.S. dollars)

                           Year ended            Three months ended
                           December 31,             December 31,
                       ----------------------  ----------------------

                          2007        2008        2007        2008
                          ----        ----        ----        ----
 Revenues
 Product                   25,722      30,134       7,004       5,752
 Services                  20,195      22,152       5,190       5,973
                       ----------  ----------  ----------  ----------

 Total revenues            45,917      52,286      12,194      11,725
                       ----------  ----------  ----------  ----------

 Cost of revenues:
 Product                   12,504      16,381       3,354       3,677
 Services                   8,545       7,865       2,140       1,907
                       ----------  ----------  ----------  ----------

 Total cost of
  revenues                 21,049      24,246       5,494       5,584
                       ----------  ----------  ----------  ----------

 Gross profit              24,868      28,040       6,700       6,141
                       ----------  ----------  ----------  ----------

 Operating expenses:
 Research and
  development               9,433      11,407       2,645       2,736
 Sales and marketing        7,857       9,996       2,290       2,308
 General and
  administrative            6,952       6,351       1,201       1,396
 Impairment of
  goodwill and
  other assets                 --       1,401          --       1,401
                       ----------  ----------  ----------  ----------

 Total operating
  expenses                 24,242      29,155       6,136       7,841
                       ----------  ----------  ----------  ----------

 Operating income
  (loss)                      626    (1, 115)         564     (1,700)
 Financial income
  (loss), net               2,150       (515)         591       (363)
 Other income                  33          --          --          --
                       ----------  ----------  ----------  ----------

 Income (loss) before
  taxes on income           2,809     (1,630)       1,155     (2,063)
 Taxes on income             (87)         371          88          57
                       ----------  ----------  ----------  ----------

 Net income (loss)          2,896     (2,001)       1,067     (2,120)
                       ==========  ==========  ==========  ==========

 Net income attributed
  to preferred shares         449          --         165          --
                       ==========  ==========  ==========  ==========

 Net income (loss)
  available to
  ordinary shares           2,447     (2,001)         902     (2,120)
                       ==========  ==========  ==========  ==========

 Basic  income (loss)
  per share
  attributable to
  Ordinary
  shareholders               0.15      (0.13)        0.06      (0.13)
                       ==========  ==========  ==========  ==========

 Dilured income (loss)
  per share
  attributable to
  Ordinary
  shareholders               0.15      (0.13)        0.06      (0.13)
                       ==========  ==========  ==========  ==========

 Weighted average
  number of shares
  used for computing
  net income per share
  to ordinary
  shareholders
 Basic                 16,001,148  16,003,158  16,003,158  16,003,158
                       ==========  ==========  ==========  ==========
 Diluted               16,121,989  16,003,158  16,003,158  16,003,158
                       ==========  ==========  ==========  ==========

                  TTI TEAM TELECOM INTERNATIONAL LTD.
                      CONSOLIDATED BALANCE SHEET
 --------------------------------------------------------------------
                     (in thousands of U.S dollars)

                                                  Dec. 31,   Dec. 31,
                                                  --------   --------
                                                    2007       2008
                                                  --------   --------
 ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents                          33,408     24,957
 Short term deposits                                    98         --
 Trade receivables                                   8,185     10,032
 Unbilled receivables                                3,155      3,215
 Related parties                                       409        459
 Other accounts receivable and prepaid expenses      3,192      2,305
                                                  --------   --------

 Total current assets                               48,447     40,968
                                                  --------   --------

 LONG-TERM INVESTMENTS:

 Investment in affiliate                               165        165
 Severance pay fund                                  3,937      3,836
                                                  --------   --------

 Total long-term investments                         4,102      4,001
                                                  --------   --------

 PROPERTY AND EQUIPMENT
 Cost                                               26,612     29,647
 Less - accumulated depreciation                    20,567     22,364
                                                  --------   --------

 Property and equipment, net                         6,045      7,283
                                                  --------   --------

 OTHER INTANGIBLE ASSETS, Net                           --        149
                                                  --------   --------

 Total assets                                       58,594     52,401
                                                  ========   ========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
 Trade payables                                      2,364      2,284
 Related parties                                     3,932        420
 Deferred revenues                                   4,666      3,648
 Other accounts payable and accrued expenses         6,966      6,787
                                                  --------   --------

 Total current liabilities                          17,928     13,139
                                                  --------   --------

 ACCRUED SEVERANCE PAY                               5,651      6,412
                                                  --------   --------

 Long term liability                                 1,579      1,372
                                                  --------   --------

 SHAREHOLDERS' EQUITY:
 Share capital                                       2,595      2,595
 Additional paid-in capital                         75,038     75,251
 Accumulated other comprehensive income (loss)          --      (170)
 Retained earnings (Accumulated deficit)          (44,197)   (46,198)
                                                  --------   --------

 Total shareholders' equity                         33,436     31,478
                                                  --------   --------

                                                    58,594     52,401
                                                  ========   ========

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com